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                                                                    EXHIBIT 11.1

       STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS (UNAUDITED)

  Potentially dilutive Common Stock equivalents have been excluded from the calculation of diluted loss per share as their inclusion would have been anti-dilutive. Accordingly, basic and diluted loss per share can be computed from the face of the Statement of Operations.